SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated July 31, 2003

*This Report on Form 6-K shall be incorporated by reference in
our Registration Statement on Form F-3 as amended (File No. 333-101891)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act
of 1933 or the Securities Exchange Act of 1934, in each case as amended*

___AngloGold Limited___
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
___South Africa___
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F _

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _   **No** ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure[s]:   AngloGold unaudited condensed consolidated financial statements as of June 30, 2003 and December 31, 2002 and for each of the six month periods ended June 30, 2003 and 2002, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations.

ANGLOGOLD LIMITED

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2003

Condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT

Prepared in accordance with US GAAP

	Six months ended June 30,	
	2003	**2002**
	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)	
Sales and other income	991	798
Product sales	972	779
Interest, dividends and other	19	19
Cost and expenses	819	618
Production costs	600	412
Exploration costs	18	13
Related party transactions	10	19
General and administrative	23	10
Royalties	14	9
Market development costs	8	8
Research and development	-	1
Depreciation, depletion and amortization	155	150
Impairment of assets (see note E)	12	-
Interest expense	17	24
Accretion expense (see note D)	3	-
Employment severance costs	1	2
(Profit)/loss on sale of assets (see note F)	(3)	10
Gain on derivatives	(39)	(40)
Income before equity income and income tax	172	180
Equity income in affiliates	-	2
Income before income tax provision	172	182
Deferred income and mining tax (expensed)/benefit	(67)	11
Income before minority interest	105	193
Minority interest	(9)	(6)
Income before cumulative effect of accounting change	96	187
Cumulative effect of accounting change (see note D)	6	-
Net income – applicable to common stockholders	102	187
Basic earnings per common share : (cents)		
Before cumulative effect of accounting change	43	84
Cumulative effect of accounting change	3	-
Net income – applicable to common stockholders	46	84
Diluted earnings per common share : (cents)		
Before cumulative effect of accounting change	43	84
Cumulative effect of accounting change	3	-
Net income – applicable to common stockholders	46	84
Weighted average number of common shares used in computation	222,737,513	221,478,418
Dividend per common share (cents)	82	49

ANGLOGOLD LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

Prepared in accordance with US GAAP

	At June 30, 2003 (unaudited)	At December 31, 2002	
	(in US Dollars, millions)		
Assets			
Current assets	927	1,038	
Cash and cash equivalents	311	413	
Receivables	465	488	
Trade	57	48	
Derivatives (see note K)	261	233	
Value added taxes	27	26	
Other	120	181	
Inventories (see note B)	151	137	
Property, plant and equipment	2,192	2,015	
Acquired properties	944	902	
Goodwill	381	345	
Derivatives (see note K)	79	64	
Materials on the leach pad (see note B)	90	79	
Other long-term assets	170	134	(1)
Total assets	4,783	4,577	
Liabilities and Stockholders' equity			
Current liabilities	993	799	
Accounts payable and accrued liabilities	320	282	
Derivatives (see note K)	307	302	
Short-term debt	340	84	
Income and mining tax payable	26	131	
Long-term debt	551	842	
Derivatives (see note K)	160	236	
Deferred income and mining tax	704	561	
Provision for environmental rehabilitation	140	140	(1)
Other accrued liabilities	16	12	
Provision for post-retirement medical benefits	145	127	
Minority interest	39	40	
Commitments and contingencies	-	-	
Share capital and reserves	2,035	1,820	
Common stock			
Stock issued 2003 – 222,785,154 (2002 – 222,622,022)	9	9	
Additional paid in capital	3,405	3,403	
Retained deficit	(648)	(567)	
Accumulated other comprehensive income (see note J)	(731)	(1,025)	
Total liabilities and stockholders' equity	4,783	4,577	

(1) Certain amounts have been reclassified to conform with the current period presentation.

ANGLOGOLD LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Prepared in accordance with US GAAP

	Six months ended June 30,	
	2003	**2002**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Net cash provided by operating activities	224	202
Income before cumulative effect of accounting change	96	187
Reconciled to net cash provided by operations:		
Profit on sale of assets	(3)	-
Depreciation, depletion and amortization	155	150
Deferred stripping costs	(17)	(8)
Impairment of assets	12	-
Other non cash items	20	18
Net increase in provision for environmental rehabilitation and post-retirement medical benefits	(10)	(7)
Deferred income and mining tax	19	(78)
Effect of changes in operating working capital items:		
Receivables	(39)	(27)
Inventories	(24)	(34)
Accounts payable and accrued liabilities	15	1
Net cash (used)/generated in investing activities	(123)	159
Increase in non-current investments	-	(32)
Additions to property, plant and equipment	(126)	(118)
Proceeds on sale of mining assets	2	-
Proceeds on sale of investments	-	158
Cash received as part of disposal	1	141
Loans receivable advanced	(1)	(4)
Loans receivable repaid	1	14
Net cash used in financing activities	(221)	(246)
Decrease in short-term debt	(51)	(690)
Issuance of stock	2	8
Share issue expenses	-	-
Increase in long-term debt	18	545
Dividends paid	(190)	(109)
Net (decrease)/increase in cash and cash equivalents	(120)	115
Effect of exchange rate changes on cash	18	32
Cash and cash equivalents – January 1,	413	191
Cash and cash equivalents – June 30,	311	338

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2002.

Note B. Inventories

	At June 30, 2003	At December 31, 2002
	(unaudited)	
	(in US Dollars, millions)	
The components of inventory consists of the following :		
Gold in process	129	115
Gold on hand	8	3
Ore stockpiles	31	26
Uranium oxide and sulfuric acid	11	13
Supplies	62	59
	241	216
Less: Long-term portion relating to heap leach inventory [1]	(90)	(79)
	151	137

[1] Long-term portion relating to heap leach inventory reclassified as materials on the leach pad.

Note C. Deferred stripping costs

Movements in the deferred stripping costs balance were as follows:

Opening balance	48	31
Additions	17	10
Amortization	(3)	(6)
Translation	10	13
Closing balance	72	48

Deferred stripping costs are classified as a component of Property, plant and equipment and are considered to be insignificant to the balance sheet on a cumulative basis and the amounts deferred or amortized are included in production costs in the condensed consolidated statements of income for all periods presented.

Note D. Accounting change

The Company has adopted SFAS143 "Accounting for Asset Retirement Obligations (AROs)" with effect from 1 January 2003 as follows:

The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. SFAS143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction and/or the normal operation of a long-lived asset.

Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $12 million, an increase in Provision for environmental rehabilitation of $6 million and a cumulative effect of adoption which increased net income and stockholder's equity by $6 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note D. Accounting change (continued)

(in US Dollars, millions)

The following is a reconciliation of the total liabilities for asset retirement obligations:

Balance as at December 31, 2002	140
Impact of adoption of SFAS143	6
Additions to liabilities	3
Liabilities settled	(23) [1]
Accretion expense	3
Revisions	-
Translation	11
Balance as at June 30, 2003	140

[1] Includes $21 million relating to the disposal of Jerritt Canyon to Queenstake Resources USA Inc. effective June 30, 2003. (Refer to Note F)

Upon adoption of SFAS143, the total amount of recognized liabilities for asset retirement obligations was $146 million. These liabilities mainly relate to obligations at the Group's active and inactive mines to perform reclamation and remediation activities in order to meet applicable existing environmental laws and regulations. Using the principles of SFAS143, current information, assumptions and interest rates, the comparative amount of these total liabilities would have been $142 million at December 31, 2001.

There were no assets that were legally restricted for purposes of settling asset retirement obligations as at June 30, 2003.

The results for the six months ended June 30, 2002 on an historical basis, do not reflect the provisions of SFAS143. Had AngloGold adopted SFAS143 on January 1, 2002, the historical net income (loss) and basic and diluted net income (loss) per common share before cumulative effect of accounting change, would have been changed to the adjusted amounts indicated below:

	Six Months Ended June 30, 2002		
	(unaudited)		
	(in US Dollars, millions, except for share data)		
	Net income (loss) before cumulative effect of accounting change	Pro forma Net income (loss) per basic common share (cents)	Pro forma Net income (loss) per diluted common share (cents)
As reported – historical basis	187	84	84
Less: Impact on earnings before tax	(2)	-	(1)
Income tax impact	-	-	-
Adjusted	185	84	83

Note E. Impairment of assets

In the six months ended June 30, 2003 the Company recorded an impairment of assets of $12 million relating to the abandonment of exploration activities in the Australian region. No impairment of assets was recorded in the six months ended June 2002.

Note F. (Profit)/loss on sale of assets

Following the sale of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. effective June 30, 2003, AngloGold recorded a profit on disposal of $6 million. The profit had no tax effect. On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly owned Amapari Project to Mineração Pedra Branca do Amapari. The Amapari project is located in the State of Amapá, North Brazil. AngloGold realized a loss of $3 million (before taxation expense of $1 million) on the sale.

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2002, the Company disposed of its holding of 159,703,481 Normandy shares during January 2002, for a gross amount of $158 million. The carrying amount was $158 million and costs related to the transaction amounted to $10 million, resulting in a loss of $10 million. The Company exchanged $147 million of its own stock for Normandy shares.

Note G. Stock-based compensation plans

The Company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

At June 30, 2003, the Company has two stock-based employee compensation plans, which consists of time-based awards and the performance related awards as disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2002. During the six months ended June 30, 2003 and 2002 there was no compensation expense recognized related to time-based awards as the exercise price of all awards was greater than or equal to the fair market value of the underlying stock on the date of grants.

No compensation expense was recognized as of June 30, 2003 related to the performance related awards under APB No. 25, as the exercise price was greater than or equal to the fair market value at

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note G. Stock-based compensation plans (continued)

the date of grant and the end of the interim reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

	Six months ended June 30,	
	2003	**2002**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Net income, as reported	102	187
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5)	(3)
Pro forma net income	97	184
Earnings per share (cents)		
Basic – as reported	46	84
Basic – pro forma	44	83
Diluted – as reported	46	84
Diluted – pro forma	43	83

Note H. Segment information

	Six months ended June 30,	
	2003	**2002**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Revenues by area		
South Africa	550	444
East and West Africa	163	130
North America	83	70
South America	113	86
Australia	82	68
Total revenues	991	798
Segment income/(loss) before deferred income and mining tax		
South Africa	92	105
East and West Africa	49	35
North America	(1)	(2)
South America	38	23
Australia	(4)	4
Total segment income/(loss)	174	165
Reconciliation of segment income/(loss) to Net income		
Segment total	174	165
Exploration	(18)	(13)
General and administrative expenses	(23)	(10)
Gain on derivatives	39	40
Deferred income and mining tax (expensed)/benefit	(67)	11
Minority interest	(9)	(6)
Cumulative effect of accounting change	6	-
Net income	102	187

	At June 30,	At December 31,
	2003	**2002**
	(unaudited)	
	(in US Dollars, millions)	
Segment assets		
South Africa	2,351	2,243
East and West Africa	877	837
North America	431	557
South America	587	455
Australia	537	485
Total segment assets	4,783	4,577

Note I. Earnings per share data

The following table sets forth the computation of basic and diluted Earnings per share for the periods indicated.

	Six months ended June 30,	
	2003	**2002**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note I. Earnings per share data (continued)

Numerator		
Income before cumulative effect of accounting change	96	187
Cumulative effect of accounting change	6	-
Net income – applicable to common stockholders	102	187
Denominator for basic earnings per common share		
Weighted average number of common shares	222,737,513	221,478,418
Basic earnings per common share (cents)	46	84
Dilutive potential common shares		
Weighted average number of common shares	222,737,513	221,478,418
Dilutive potential of stock incentive options	700,077	436,914
Denominator for diluted earnings per common share		
Adjusted weighted average number of common shares and assumed conversions	223,437,590	221,915,332
Diluted earnings per common share (cents)	46	84

Note J. Accumulated other comprehensive income

Other comprehensive income, consists of the following:

	Six months ended June 30,	
	2003	**2002**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Opening balance	(1,025)	(1,234)
Translation gain / (loss)	214	155
Financial instruments	80	(100)
	(731)	(1,179)
Net income	102	187
Translation gain / (loss)	214	155
Financial instruments	80	(100)
Total other comprehensive income is:	396	242

Note K. Derivatives

The derivatives of $261 million (current assets), $79 million (long-term assets), $307 million (current liabilities) and $160 million (long-term liabilities) resulted from recording the derivatives on the balance sheet in accordance with SFAS133.

The Company does not acquire, hold or issue derivatives for economic trading purposes. A number of products, including derivatives, are used to manage gold price and foreign exchange risks, that arise out of the Company's core business activities. Forward sales contracts and call and put options are used by the Company to manage its exposure to gold price and currency fluctuations. The board of directors sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging structures.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision.

The fair value including normal purchase or sale type contracts, and carrying value of the derivatives are :

	At June 30, 2003		At June 30, 2003	
	Current		**Long-term**	
	Fair Value	**Carry Value**	**Fair Value**	**Carry Value**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in US Dollars, millions)		(in US Dollars, millions)	
Assets				
Forward sales type agreements	236	226	171	72
Option type contracts	31	31	65	7
Foreign exchange contracts	4	4	-	-
Total	271	261	236	79
Liabilities				
Forward sales type agreements	266	229	210	152
Option type contracts	76	76	132	8
Foreign exchange contracts	1	1	-	-
Foreign exchange option contracts	1	1	-	-
Total	344	307	342	160

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note K. Derivatives (continued)

The derivatives are categorized as follows:

	At June 30, 2003 Carry Value (unaudited) (in US Dollars, millions)
Cash flow hedges	(118)
Held for trading	(9)
	(127)

Note L. Commitments and contingencies

In November 2002, the FASB issued FASB Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements 5, 57, 107 and Rescission of FASB Interpretation No. 34." FIN45 requires recognition and measurement of guarantees entered into or modified beginning on January 1, 2003 and requires expanded disclosure of guarantees as of December 31, 2002. The Company has conformed its disclosures with respect to guarantees to the requirements of FIN45 as detailed below.

Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold North America has posted reclamation bonds with various federal and governmental agencies to cover potential environmental obligations in amounts aggregating approximately $79 million. The bonded amounts will be reduced by approximately $33 million in July 2003, as a result of the sale of Jerritt Canyon to Queenstake Resources USA Inc. effective June 30, 2003. (Refer to Note F)

AngloGold has provided a guarantee for these obligations which would be payable in the event of AngloGold North America not being able to meet their environmental obligations. As at June 30, 2003 the carrying value of these environmental obligations relating to AngloGold North America amounted to $30 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold to recover from third parties any of the amounts paid under the guarantee.

Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold North America has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have a approximate term of 3 years and the maximum potential amount of future payments amounts to $2 million.

AngloGold has provided a letter of credit in favor of the Geita project finance lenders for $19 million.

The letter of credit may be called if Geita Gold Mining Limited fails to perform under their project finance agreement and has a potential maximum tenor in accordance with this agreement. The Geita Project Finance loan is included in Long-term debt in the Company's consolidated balance sheet. In this event, Geita Gold Mining Limited would be liable to AngloGold.

AngloGold has signed as surety in favor of the bankers on the Yatela loan for $7 million. This loan is included in Long-term debt in the Company's consolidated balance sheet.

Note M. Recent developments

During the six months ended June 30, 2003 AngloGold made the following announcements:

On March 13, 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited had signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, to undertake further exploration work covering an area in excess of 17,000 square kilometres in the east Kimberley region of Western Australia. An expenditure of $4.61 million (A$7.75 million) entitles AngloGold to a 51 percent return on income.

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note M. Recent developments (continued)

On May 16, 2003, AngloGold issued a cautionary announcement to shareholders in which it confirmed that the boards of Ashanti Goldfields Company Limited and AngloGold were in discussion regarding the proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. These proposals may or may not lead to a proposal being made for the entire issued share capital of Ashanti. This announcement was followed by a further cautionary announcement on June 13, 2003 in which AngloGold advised that the Government of Ghana, a substantial shareholder and regulator of Ashanti, was taking appropriate professional advice in considering the proposed merger. A further cautionary announcement, advising shareholders to exercise caution in dealing in AngloGold's shares was issued on June 13, 2003.

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of $18.2 million. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving a fair offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares of Queenstake stock, with $6 million in deferred payments and $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company's issued share capital.

Note N. Declaration of dividends

On January 30, 2003 AngloGold declared a final dividend of 675 South African cents (82 US cents) per ordinary share for the year ended December 31, 2002 with a record date of February 21, 2003 and a payment date of February 28, 2003 and on July 30, 2003 AngloGold declared an interim dividend of 375 South African cents (approximately 51 US cents) per ordinary share for the six months ended June 30, 2003 with a record date of August 22, 2003 and a payment date of August 29, 2003 for holders of ordinary shares and CDIs, and September 12, 2003 for holders of ADSs.

Note O. Supplemental condensed consolidating financial information

Subject to the necessary regulatory approvals, AngloGold intends to transfer all of its operations and assets in North and South America, East and West Africa and Australia to AngloGold International Holdings SA (formerly Walsdon Limited) ("Luxco"), its wholly-owned subsidiary. Luxco is a Luxembourg registered company.

It is AngloGold's intention that from time to time Luxco may assume or issue debt securities which will be fully and unconditionally guaranteed by AngloGold Limited (being the "Guarantor"). The following is condensed consolidating financial information for the AngloGold group as of June 30, 2003 and December 31, 2002 and for the six months ended June 30, 2003 and 2002, with a separate column for each of Luxco as Issuer, AngloGold Limited as Guarantor, and the other businesses of the AngloGold group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, AngloGold carries its investments under the equity method.

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(In million US dollars, except share information)

	AngloGold (the "Guarantor")	Luxco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	573	-	446	(28)	991
Product sales	536	-	436	-	972
Interest, dividends and other	37	-	10	(28)	19
Costs and expenses	439	-	380	-	819
Production costs	382	-	218	-	600
Exploration costs	1	-	17	-	18
Related party transactions	10	-	-	-	10
General and administrative	21	-	2	-	23
Royalties paid/(received)	29	-	(15)	-	14
Market development costs	8	-	-	-	8
Research and development	-	-	-	-	-
Depreciation, depletion and amortization	39	-	116	-	155
Impairment of assets	-	-	12	-	12
Interest expense	5	-	12	-	17
Accretion expense	1	-	2	-	3
Employment severance costs	1	-	-	-	1
Loss/(profit) on sale of assets	1	-	(4)	-	(3)
(Gain)/loss on derivatives	(59)	-	20	-	(39)
Income/(loss) before equity income and income tax	134	-	66	(28)	172
Equity income in affiliates	-	-	-	-	-
Equity income/(loss) in subsidiaries	30	-	-	(30)	-
Income/(loss) before income tax provision	164	-	66	(58)	172
Deferred income and mining tax expensed	(57)	-	(10)	-	(67)
Income/(loss) before minority interest	107	-	56	(58)	105
Minority interest	-	-	(9)	-	(9)
Income/(loss) after minority interest	107	-	47	(58)	96
Preferred stock dividends	(5)	-	(23)	28	-
Income/(loss) before cumulative effect of accounting change	102	-	24	(30)	96
Cumulative effect of accounting change	-	-	6	-	6
Net income/(loss) - applicable to common stockholders	102	-	30	(30)	102

11

ANGLOGOLD LIMITED

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(In million US dollars, except share information)

	AngloGold (the "Guarantor")	Luxco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	479	-	359	(40)	798
Product sales	427	-	352	-	779
Interest, dividends and other	52	-	7	(40)	19
Costs and expenses	356	-	262	-	618
Production costs	237	-	175	-	412
Exploration costs	1	-	12	-	13
Related party transactions	19	-	-	-	19
General and administrative	9	-	1	-	10
Royalties paid/(received)	51	-	(42)	-	9
Market development costs	8	-	-	-	8
Research and development	1	-	-	-	1
Depreciation, depletion and amortization	42	-	108	-	150
Impairment of assets	-	-	-	-	-
Interest expense	10	-	14	-	24
Accretion expense	-	-	-	-	-
Employment severance costs	2	-	-	-	2
Loss on sale of assets	10	-	-	-	10
Gain on derivatives	(34)	-	(6)	-	(40)
Income/(loss) before equity income and income tax	123	-	97	(40)	180
Equity income in affiliates	2	-	-	-	2
Equity income/(loss) in subsidiaries	32	-	-	(32)	-
Income/(loss) before income tax provision	157	-	97	(72)	182
Deferred income and mining tax benefit /(expensed)	34	-	(23)	-	11
Income/(loss) before minority interest	191	-	74	(72)	193
Minority interest	-	-	(6)	-	(6)
Income/(loss) after minority interest	191	-	68	(72)	187
Preferred stock dividends	(4)	-	(36)	40	-
Income/(loss) before cumulative effect of accounting change	187	-	32	(32)	187
Cumulative effect of accounting change	-	-	-	-	-
Net income/(loss) - applicable to common stockholders	187	-	32	(32)	187

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT JUNE 30, 2003
(In million US dollars, except share information)

	AngloGold (the "Guarantor")	Luxco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,478	-	1,411	(1,962)	927
Cash and cash equivalents	17	-	294	-	311
Receivables	1,395	-	1,032	(1,962)	465
Trade	29	-	28	-	57
Inter-group balances	1,095	-	867	(1,962)	-
Derivatives	223	-	38	-	261
Value added taxes	8	-	19	-	27
Other	40	-	80	-	120
Inventories	66	-	85	-	151
Property, plant and equipment	1,135	-	1,057	-	2,192
Acquired properties	320	-	624	-	944
Goodwill	1	-	639	(259)	381
Derivatives	76	-	3	-	79
Materials on the leach pad	-	-	90	-	90
Other long-term assets	1,278	-	163	(1,271)	170
Total assets	4,288	-	3,987	(3,492)	4,783
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,406	7	1,505	(1,925)	993
Accounts payable and accrued liabilities	191	-	101	28	320
Inter-group balances	677	7	1,269	(1,953)	-
Derivatives	251	-	56	-	307
Short-term debt	270	-	70	-	340
Income and mining tax payable	17	-	9	-	26
Long-term debt	-	-	551	-	551
Derivatives	79	-	81	-	160
Deferred income and mining tax	567	-	165	(28)	704
Provision for environmental rehabilitation	54	-	86	-	140
Other accrued liabilities	4	-	12	-	16
Provision for post-retirement medical benefits	143	-	2	-	145
Minority interest	-	-	39	-	39
Commitments and contingencies	-	-	-	-	-
Share capital and reserves	2,035	(7)	1,546	(1,539)	2,035
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,405	-	901	(901)	3,405
Retained deficit	(648)	(7)	122	(115)	(648)
Accumulated other comprehensive income	(731)	-	72	(72)	(731)
Total liabilities and stockholders' equity	4,288	-	3,987	(3,492)	4,783

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2002
(In million US dollars, except share information)

	AngloGold (the "Guarantor")	Luxco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,100	-	1,437	(1,499)	1,038
Cash and cash equivalents	184	-	229	-	413
Receivables	858	-	1,129	(1,499)	488
Trade	4	-	44	-	48
Inter-group balances	548	-	951	(1,499)	-
Derivatives	180	-	53	-	233
Value added taxes	10	-	16	-	26
Other	116	-	65	-	181
Inventories	58	-	79	-	137
Property, plant and equipment	939	-	1,076	-	2,015
Acquired properties	294	-	608	-	902
Goodwill	1	-	603	(259)	345
Derivatives	61	-	3	-	64
Materials on the leach pad	-	-	79	-	79
Other long-term assets	1,079	-	131	(1,076)	134
Total assets	3,474	-	3,937	(2,834)	4,577
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	656	7	1,599	(1,463)	799
Accounts payable and accrued liabilities	159	-	101	22	282
Inter-group balances	126	7	1,352	(1,485)	-
Derivatives	247	-	55	-	302
Short-term debt	2	-	82	-	84
Income and mining tax payable	122	-	9	-	131
Long-term debt	264	-	578	-	842
Derivatives	137	-	99	-	236
Deferred income and mining tax	427	-	156	(22)	561
Provision for environmental rehabilitation	45	-	95	-	140
Other accrued liabilities	-	-	12	-	12
Provision for post-retirement medical benefits	125	-	2	-	127
Minority interest	-	-	40	-	40
Commitments and contingencies	-	-	-	-	-
Share capital and reserves	1,820	(7)	1,356	(1,349)	1,820
Common stock issued	9	-	451	(451)	9
Additional paid in capital	3,403	-	901	(901)	3,403
Retained deficit	(567)	(7)	92	(85)	(567)
Accumulated other comprehensive income	(1,025)	-	(88)	88	(1,025)
Total liabilities and stockholders' equity	3,474	-	3,937	(2,834)	4,577

14

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2003
(In million US dollars, except share information)

	AngloGold (the "Guarantor")	Luxco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
			(the "Non-Guarantor Subsidiaries")		
Net cash provided by/(used in) operating activities	82	-	170	(28)	224
Income/(loss) after minority interest	107	-	47	(58)	96
Reconciled to net cash provided by/(used in) operations:					
Loss/(profit) on sale of assets	1	-	(4)	-	(3)
Depreciation, depletion and amortization	39	-	116	-	155
Deferred stripping costs	-	-	(17)	-	(17)
Impairment of assets	-	-	12	-	12
Other non cash items	(59)	-	49	30	20
Net increase in provision for environmental rehabilitation and post-retirement medical benefits	(6)	-	(4)	-	(10)
Deferred income and mining tax	37	-	(18)	-	19
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	4	-	(4)	-	-
Receivables	(42)	-	3	-	(39)
Inventories	(8)	-	(16)	-	(24)
Accounts payable and accrued liabilities	9	-	6	-	15
Net cash used in investing activities	(77)	-	(46)	-	(123)
Increase in non-current investments	-	-	-	-	-
Additions to property, plant and equipment	(76)	-	(50)	-	(126)
Proceeds on sale of mining assets	(1)	-	3	-	2
Proceeds on sale of investments	-	-	-	-	-
Cash received as part of disposal	-	-	1	-	1
Loans receivable advanced	-	-	(1)	-	(1)
Loans receivable repaid	-	-	1	-	1
Net cash (used)/generated in financing activities	(188)	-	(61)	28	(221)
Decrease in short-term debt	(7)	-	(44)	-	(51)
Insurance of stock	2	-	-	-	2
Share issue expenses	-	-	-	-	-
Increase in long-term debt	12	-	6	-	18
Dividends paid	(195)	-	(23)	28	(190)
Net (decrease)/increase in cash and cash equivalents	(183)	-	63	-	(120)
Effect of exchange rate changes on cash	16	-	2	-	18
Cash and cash equivalents – January 1,	184	-	229	-	413
Cash and cash equivalents – June 30,	17	-	294	-	311

ANGLOGOLD LIMITED

Prepared in accordance with US GAAP

Note O. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(In million US dollars, except share information)

	AngloGold (the "Guarantor")	Luxco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Net cash provided by/(used in) operating activities	176	-	66	(40)	202
Income/(loss) after minority interest	191	-	68	(72)	187
Reconciled to net cash provided by/(used in) operations:					
Profit on sale of assets	-	-	-	-	-
Depreciation, depletion and amortization	42	-	108	-	150
Deferred stripping costs	-	-	(8)	-	(8)
Impairment of assets	-	-	-	-	-
Other non cash items	(21)	-	7	32	18
Net increase in provision for environmental rehabilitation and post-retirement medical benefits	-	-	(7)	-	(7)
Deferred income and mining tax	(73)	-	(5)	-	(78)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	47	-	(47)	-	-
Receivables	(20)	-	(7)	-	(27)
Inventories	(6)	-	(28)	-	(34)
Accounts payable and accrued liabilities	16	-	(15)	-	1
Net cash generated/(used) in investing activities	237	-	(78)	-	159
Increase in non-current investments	(26)	-	(6)	-	(32)
Additions to property, plant and equipment	(40)	-	(78)	-	(118)
Proceeds on sale of mining assets	-	-	-	-	-
Proceeds on sale of investments	158	-	-	-	158
Cash received as part of disposal	141	-	-	-	141
Loans receivable advanced	-	-	(4)	-	(4)
Loans receivable repaid	4	-	10	-	14
Net cash (used)/generated in financing activities	(306)	-	20	40	(246)
Decrease in short-term debt	(264)	-	(426)	-	(690)
Insurance of stock	8	-	-	-	8
Share issue expenses	-	-	-	-	-
Increase in long-term debt	63	-	482	-	545
Dividends paid	(113)	-	(36)	40	(109)
Net increase in cash and cash equivalents	107	-	8	-	115
Effect of exchange rate changes on cash	30	-	2	-	32
Cash and cash equivalents – January 1,	41	-	150	-	191
Cash and cash equivalents – June 30,	178	-	160	-	338

Operating and financial review and prospects

Introduction

Impact of exchange rate fluctuations

In line with the global trend of a weaker US dollar, the rand strengthened against the US dollar by 13 percent in the first six months of 2003 (based on the exchange rates of R8.58 and R7.48 per US dollar on January 1, 2003 and June 30, 2003, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R8.03 and R10.99 during the first six months of 2003 and 2002, respectively, the value of the rand gained 27 percent against the US dollar. The Australian dollar also strengthened against the US dollar by 13 percent based on the average exchange rates of A$1.62 and A$1.87 per US dollar during the first six months of 2003 and 2002, respectively. Over the first half of 2003, about 73% of AngloGold's production costs were denominated in these currencies, while revenues from product sales were realized in US dollars predominantly. Similarly, local currencies in South America and Mali have gained value against the US dollar over the period. As a result of the strong local currencies, production costs expressed in US dollars increased during the six-month period ended June 30, 2003 when compared with the same period of 2002 which negatively impacted on the profitability of AngloGold.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold has been, and expects to continue to be, involved in acquisitions and dispositions as part of this global trend if and where this is value adding.

In November 2001, AngloGold announced the sale of its Free State operations (the Free State assets) in South Africa effective January 1, 2002. The sale closed in April 2002. AngloGold also announced the sale of its Normandy shares in January 2002 after its offer to purchase all of the outstanding share capital of Normandy Mining Limited in Australia expired without it obtaining control of Normandy.

On May 16, 2003, AngloGold issued a cautionary announcement to shareholders in which it confirmed that the boards of Ashanti Goldfields Company Limited and AngloGold were in discussion regarding the proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. These proposals may or may not lead to a proposal being made for the entire issued share capital of Ashanti. A further cautionary announcement, advising shareholders to exercise caution in dealing in AngloGold's shares was issued on June 13, 2003.

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of $18.2 million. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving a fair offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares of Queenstake stock, with $6 million in deferred payments and $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities. The shares acquired by AngloGold in this transaction were issued by Queenstake Resources Limited, a subsidiary of Queenstake, and represents approximately 9.2 percent of that company's issued share capital.

Gold market

In AngloGold's view, activity in the gold market reflected ongoing interest in gold in a period of widespread financial, economic and political uncertainty. With the exception of the spur to the spot price at the time of the announcement of Newmont Mining Corporation's offer of settlement to the Yandal creditors, the gold price appeared to be driven mostly by movement of the US dollar against the Euro. In AngloGold's observation, the weakening US dollar has been good for a range of commodities, including base metals and oil, but investor and speculator interest has been particularly focused on gold as the most consistent beneficiary of the weaker US dollar.

AngloGold's expectations of the gold price for the next 12 to 24 months are tied closely to the fate of the US dollar and, more broadly, of the US economy. As the US dollar weakens, so AngloGold expects the gold price to rise.

The overwhelming consensus of commentators on currency markets is for a continued weakening of the US currency, specifically against the Euro, with some major players looking for exchange rates as low as $1.40 against the Euro by the end of 2004. These forecasts seem to ignore some of the fundamental weaknesses in the European economies today (particularly as a stronger Euro will continue to squeeze growth in Europe), which would argue against further strengthening of the common European currency. However, the reality is that many of the Asian economies – Japan and China especially – seem to resist the re-valuation of their currencies against the US dollar by actively buying US bonds, and as a result, in AngloGold's view, the Euro might well have to bear a disproportionate burden of the markets concerns over the US dollar. For that reason, AngloGold believes that the Euro could move to an overvalued exchange rate against the US dollar.

Whilst the weakening of the US dollar has been the indicator for gold price movements, the vehicle for effecting those price movements has been the New York Comex. Speculators and investors who trade gold on the Comex have so far shown a consistent pattern in gold buying, with a core net long holding since 2001 of some 4–5 million ounces, and opportunistic trading up to aggregate net long positions of 10–14 million ounces. AngloGold believes that it will be important for gold that Comex continue to support the price by sustained buying as the economic indicators continue to favor gold.

The physical market appears to continue to react negatively to higher prices. Ongoing spot price volatility has also not helped the physical markets to adjust their buying thresholds to new price ranges. During May 2003, Indian imports all but ceased, and offtake is unlikely to resume until post-monsoon seasonal buying in

August 2003. Italian offtake for the first quarter of 2003 was reported to decline by 27 percent year-on-year, and there are indications that consumer offtake of gold jewellery in the USA has been weak.

This fall in offtake has been offset by sustained de-hedging from producers. After a reduction of some 430 tonnes in net gold producer hedge positions reported for 2002, the first quarter of 2003 saw hedges fall by a further 143 tonnes according to public reports. This, in AngloGold's view, has provided an important offset to weaker physical demand, as well as assisting to balance sharply higher flows of scrap gold onto the physical markets throughout 2002. This was particularly so in the first quarter of 2003, when scrap flows were reported to reach a rate equivalent to almost 1,000 tonnes per annum. The current reported levels of scrap sales or recycling of gold exceed by a significant margin the previous record levels of selling seen during the Asian currency crises of late 1997 – 1998. With producer sales reduced by de-hedging, these scrap sales appear to have been absorbed by the market, but AngloGold believes that some long-term equilibrium will be required in the physical market in order for this level of selling not to weigh on the price of the metal.

The spot price opened at $346 per ounce in January 2003 and closed at $345 per ounce in June 2003, compared with $279 per ounce in January 2002 and $314 per ounce in June 2002. The average spot price of gold was $349 per ounce during the six months ended June 30, 2003, $47 per ounce, or 16 percent, higher than $302 per ounce, the average spot price in the first six months of 2002. During the first six months of 2003, the highest spot price of gold was $389 per ounce compared to a high of $328 per ounce for the same period in 2002. The lowest spot price of gold was $319 per ounce during the six months ended June 30, 2003, 15 percent higher than $277 per ounce, the lowest spot price of gold for the same period ended June 30, 2002.

Operating review

Presented in the table below is selected operating data for AngloGold for the six months ended June 30, 2003 and 2002. The operating data gives effect to the acquisitions and dispositions discussed above:

Operating data for AngloGold	Six months ended June 30,	
	2003	**2002**
Gold production (000 oz)	2,836	2,803
Total cash cost ($/oz)	217	156
Total production cost ($/oz)	272	210
Capital expenditure ($ million)	126	118

Gold production

For the six months ended June 30, 2003, AngloGold's total gold production increased by 33,000 ounces, or about 1 percent, to 2.84 million ounces from 2.80 million ounces produced in the same period in 2002. Gold production from operations located in South Africa decreased from 1,687,000 ounces produced in the six months to June 30, 2002, to 1,612,000 ounces produced over the same period of 2003. This was mainly the result of lower recovered grades and area mined at Great Noligwa, Ergo and Savuka, which was partly offset by an improvement in recovered grade at Mponeng and Tau Lekoa. Gold production in East and West Africa increased from 450,000 ounces produced in the six months to June 30, 2002, to 485,000 ounces over the same period of 2003. This increase in production of 35,000 ounces was mainly due to a higher recovered grade and tonnage throughput at Morila which was partially offset by lower grades at Geita. Gold production in the North America region increased by 39,000 ounces from 209,000 ounces in the six months ended June 30, 2002 to 248,000 ounces produced over the same period during 2003. This was largely due to Cripple Creek & Victor which increased capacity arising from the commissioning of a new crushing facility, improvements in leach solution chemistry and leach pad transport timing. Gold production in South America increased by 59,000 ounces from 206,000 ounces in the six months ended June 30, 2002 to 265,000 ounces produced over the same period during 2003. This was mainly due to the impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina on the production of the current half year when compared with 2002. The Australian operations recorded gold production of 226,000 ounces during the six months ended June 30, 2003, compared with 251,000 ounces over the same period of 2002. This decrease in production of 25,000 ounces was mainly due to lower recovered grades at Union Reefs as the operation nears closure.

In the quarter ended June 30, 2003, gold production increased by 32,000 ounces, or 2 percent to 1,434,000 ounces from 1,402,000 ounces produced during the quarter ended March 31, 2003. This increase was mainly due to higher production from the South African, East and West African and North American operations. Anticipated lower grades at some operations were more than offset by higher volumes mined.

Looking ahead to the operations for the rest of the year, AngloGold expects performance to improve as the grade at Geita in Tanzania strengthens and production levels at Cripple Creek and Victor in the U.S. increase during the third and fourth quarters of 2003.

Total cash cost and total production cost

Total cash cost for the six months ended June 30, 2003 was $217 per ounce, $61 per ounce, or 39 percent, higher than the cash cost of $156 per ounce recorded in the same period in 2002.

This change was mainly due to substantially higher cash costs for South African and Australian operations in the six months ended June 30, 2003, which increased by 64 percent and 27 percent respectively, when compared to the same period in 2002. This increase in total cash costs at the South African and Australian operations were mainly due to the strengthening of the South African rand and Australian dollar relative to the US dollar (based on the average exchange rates of the rand against the US dollar of R8.03 and R10.99 and the Australian dollar against the US dollar of A$1.62 and A$1.87, during the six months ended June 30, 2003 and 2002, respectively). Similarly, local currencies in South America and Mali have gained value against the US dollar which contributed to higher dollar-denominated costs.

Total cash costs for the three months ended June 30, 2003 also increased by 6 percent compared to the quarter ended March 31, 2003 mainly as a result of exchange rate movements discussed in the previous paragraph.

Total production costs for the six months ended June 30, 2003 were $272 per ounce, $62 per ounce, or 30 percent, higher than the total production costs of $210 per ounce recorded in the same period of 2002.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing total cash costs by ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing total production costs by ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the six months ended June 30, 2003 and 2002 is presented below. In addition the Company has also provided below detail of the ounces of gold produced in total for each of those periods.

For the six months ended June 30,

(in $ millions, except as otherwise noted)

	2003	2002
Production costs per condensed consolidated financial information	**600**	**412**
Less:		
Rehabilitation costs & other non-cash costs	(6)	(3)
Plus:		
Inventory movement	9	18
Royalties	14	9
Related party transactions [(2)]	10	9
Adjusted for:		
Minority interests [(3)]	(6)	(6)
Non-gold producing companies and adjustments	(7)	(1)
Total cash costs	**614**	**438**
Plus:		
Depreciation, depletion and amortization	155	150
Employee severance costs	1	2
Rehabilitation and other non-cash costs	6	3
Adjusted for:		
Minority interests [(3)]	(4)	(4)
Non-gold producing companies and adjustments	(1)	-
Total production costs	**771**	**589**
Gold produced (000' ounces) [(4)]	**2,836**	**2,803**
Total cash costs per ounce [(1)]	**217**	**156**
Total production costs per ounce [(1)]	**272**	**210**

(1) In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(2) Related party transactions is a separately disclosed item on AngloGold's condensed consolidated statements of income. However, this expense relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3) Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(4) Attributable production only.

Capital expenditures

Capital expenditure during the six months ended June 30, 2003 was $126 million compared with $118 million for the same period in 2002. This $8 million, or 7 percent, increase is primarily the result of two factors: first, the $36 million increase in capital expenditure in South Africa, from $40 million spent in the six months to June 2002 to $76 million for the same period in 2003, mainly due to the Moab Khotsong and Mponeng shaft deepening projects and, second, the $31 million decrease in capital expenditure in the North America region from $47 million recorded in the first six months of 2002 to $16 million spent in the six months ended June 30, 2003, mainly due to the completion of the expansion projects at Cripple Creek and Victor during 2002. East and West African, South American and Australian regions recorded capital expenditures of $12 million, $16 million and $6 million in the six months to June 2003, compared to $11 million, $14 million and $6 million in the same period in 2002.

On July 30, 2003, the directors of AngloGold have approved capital expenditure on two organic growth projects. Approval has been given for the R1.2 billion (approximately $130 million) projects at TauTona – two VCR and one CLR extension. These are expected to deliver approximately 1.8 million ounces over the next ten years. In addition, A$87 million has been set aside for the underground feasibility study at Sunrise Dam. This cost is expected to be more than offset by revenue generated from the 300,000 ounces produced from the trial mining that will form part of this study.

Comparison of financial performance on a segment basis for the six months ended June 30, 2003 and 2002

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of five different geographic segments.

Revenues

	Six months ended June 30,			
	2003		2002	
	US dollar, millions	Percentage	US dollar, millions	Percentage
Category of activity				
Product sales	972		779	
Interest, dividends and other	19		19	
Total revenues	991		798	
Geographical area data				
South Africa	550	55%	444	56%
East and West Africa	163	16%	130	16%
North America	83	8%	70	9%
South America	113	11%	86	11%
Australia	82	10%	68	8%
Total revenues	991	100%	798	100%

In the first six months of 2003, 55 percent of AngloGold's total revenues were derived from operations in South Africa, compared to 56 percent in the same period in 2002. Operations in East and West Africa accounted for 16 percent of AngloGold's total revenues during the six months ended June 30, 2003 compared to 16 percent during the same period in 2002. During the six months ended June 30, 2003, North America, South America and Australia each accounted for approximately 8 percent, 11 percent and 10 percent of total revenues compared with 9 percent, 11 percent and 8 percent, respectively, during the six months ended June 30, 2002.

Assets

	At June 30, 2003		At December 31, 2002	
	US dollar, millions	Percentage	US dollar, millions	Percentage
Geographical area data				
Total segment assets				
South Africa	2,351	49%	2,243	49%
East and West Africa	877	18%	837	18%
North America	431	9%	557	12%
South America	587	12%	455	10%
Australia	537	12%	485	11%
Total segment assets	4,783	100%	4,577	100%

At June 30, 2003, 49 percent of AngloGold's total assets were located in South Africa compared with 49 percent as at December 31, 2002. East and West African assets of AngloGold represented 18 percent of AngloGold's total assets at June 30, 2003 while at the end of December 2002 this share the same. North American assets accounted for 9 percent of total assets at June 30, 2003 compared with 12 percent at December 31, 2002. The decrease in the value of the North American assets as a percentage of total assets was mainly due to the disposal by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in

North America to Queenstake Resources USA Inc. effective June 30, 2003. South American and Australian assets both accounted for 12 percent of total assets at June 30, 2003 compared with 10 percent and 11 percent, respectively, at December 31, 2002.

Comparison of financial performance for the six months ended June 30, 2003 and 2002

Revenues

Revenues from product sales and other income increased from $798 million in the first six months of 2002 to $991 million in the comparable period in 2003, representing a 24 percent increase over the period. This was primarily due to the increase in the gold price in 2003 when compared with 2002 and, to a lesser extent, higher production in 2003 compared to 2002. The average spot price of gold was $349 per ounce during the six months ended June 30, 2003, $47 per ounce, or 16 percent, higher than $302 per ounce, the average spot price in the first six months of 2002. The majority of product sales consisted of US dollar-denominated gold sales.

Revenues from the South African operations increased by $109 million to $536 million over the six months ended June 30, 2003 from $427 million realized in the same period in 2002, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 75,000 ounces from 1,687,000 ounces produced in the six months to June 30, 2002, to 1,612,000 ounces produced over the same period of 2003.

Revenues derived from East and West African operations increased by $31 million to $160 million over the six months ended June 30, 2003 from $129 million realized in the same period in 2002, mainly as a result of a $27 million increase in revenue from Morila due to a higher recovered grade and tonnage throughput.

Revenues derived from the South American operations increased by $26 million to $112 million over the six months ended June 30, 2003 from $86 million realized in the same period in 2002, mainly due to the impact of the additional 46.25 percent interest acquired during July 2002 in the Cerro Vanguardia mine in Argentina. Cerro Vanguardia recorded a $15 million increase in revenue in the first six months of 2003 when compared with 2002.

Revenues from North America and Australia both amounted to $82 million during the first six months of 2003, compared to $69 million and $68 million, respectively, during the same period in 2002.

Production costs

During the six month period ended June 30, 2003, AngloGold incurred production costs of $600 million representing an increase of $188 million, or 46 percent, over $412 million recorded for the comparable period in 2002.

This increase is primarily due to higher production costs in AngloGold's South Africa operations, which increased by $145 million to $382 million in the first six months of 2003 from $237 million in the comparable period in 2002. The reason for this increase is twofold: first, the strengthening of the South African rand against the US dollar and, second, increase in support costs, additional labour, contractor and consumables and higher bonus and overtime payments. About 64 percent of AngloGold's production costs were denominated in South African rands in the first six months of 2003.

During the six months ended June 30, 2003, the biennial wage negotiations with the South African trade unions were completed The agreement reached is expected to have the effect of increasing employment costs at AngloGold's South African operations by approximately 10 percent per annum, including the provisions for increased leave and employer contributions to retirement funding. It remains AngloGold's commitment to ensure that this increase does not lead to a material increase in unit labour costs on AngloGold's South African operations, through continuing productivity improvement programmes, which have seen individual employee productivity improve by 18 percent over the last five years. Employment cost is the largest component of production costs because AngloGold's mining operations are labor intensive. Approximately 87 percent of AngloGold's workforce is located in South Africa, of which approximately 70 percent belongs to registered and unregistered trade unions in South Africa.

East and West African operations recorded production costs of $70 million in the first six months of 2003 compared with $54 million during the same period in 2002. This increase of $16 million over 2002, was mainly the result of the treatment of harder rock at Semos and higher costs associated with deeper mining and longer haulage distances at Geita.

Production costs recorded from the Australian operations increased by $12 million from $44 million recorded during the first six months of 2002 to $56 million during the same period in 2003, mainly as a result of the strengthening of the Australian dollar against the US dollar as well as an unfavorable inventory variance, which resulted from a significant build up in stocks, particularly gold in circuit, during the half year in 2002. The extension of mining activities at Union Reefs also resulted in additional production costs in the current period.

North American and South American operations recorded production costs of $54 million and $38 million during the first six months of 2003, compared to $44 million and $33 million during the same period in 2002.

Exploration costs

Exploration costs increased from $13 million in the six months ended June 30, 2002 to $18 million in the same period in 2003, mainly as a result of increased levels of exploration in Mali and Tanzania in the East and West African region, Brazil and Peru in the South American region as well as exploration drilling in the Australian region.

Related party transactions

In the first six months of 2003, charges for related party transactions with subsidiaries of Anglo American plc (AA plc) and with associates of AngloGold amounted to $10 million compared with $9 million recorded in the six months ended June 30, 2002. The additional charges of $10 million included under related party transactions for the six months ended June 30, 2002 relate to the settlement by AngloGold of a claim in respect of an alleged breach of contract.

General and administrative

General and administrative expenses increased from $10 million in the six months ended June 30, 2002 to $23 million in the same period of 2003, mainly as a result of annual salary increments and approved scope changes relating to information technology infrastructure upgrades. The strengthening of the South African rand relative to the US dollar also negatively impacted on general and administrative expenses as approximately 90 percent of these costs are South African rand denominated.

Royalties

Royalties paid by AngloGold increased from $9 million for the six months ended June 30, 2002, to $14 million paid in the comparable period in 2003, with royalties paid in East and West Africa, North and South America and Australia amounting to $8 million, $4 million and $2 million, respectively, in 2003 compared with $6 million, $2 million and $1 million, respectively, in 2002. This increase from 2002 is due in part to the increase in production and higher gold prices and resultant revenues in East and West Africa with royalties payable to the Malian and Tanzanian governments calculated as a percentage of revenues.

Market development costs

Market development costs of $8 million recorded in the six months ended June 30, 2003, remained unchanged from the same period in 2002.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased to $155 million in the first six months of 2003 when compared to $150 million recorded in the same period in 2002. In South Africa, depreciation, depletion and amortization expense decreased by $2 million from $53 million incurred in the six months ended June 30, 2002 to $51 million in the same period for 2003. Lower depreciation, depletion and amortization expense recorded at the South African operations during the first six months of 2003 was partially offset by higher depreciation, depletion and amortization charges for the East and West African and South American operations ($32 million and $28 million, respectively, in the six months ended June 30, 2003 compared with $30 million and $20 million, respectively, in the same period in 2002) mainly due to an increase in production. The North American and Australian operations recorded depreciation, depletion and amortization expenses of $28 million and $16 million, respectively, in the six months ended June 30, 2003, compared to $29 million and $18 million, respectively, for the same period in 2002.

Impairment of assets

In the six months ended June 30, 2003 AngloGold recorded an impairment of assets of $12 million relating to the abandonment of exploration activities in the Australian region. No impairment of assets was recorded in the six months ended June 2002.

Interest expense

Interest expense decreased from $24 million recorded in the six months ended June 30, 2002 to $17 million in the same period of 2003, a 29 percent decrease. The decrease in interest expense from 2002 was due to both lower prevailing LIBOR rates to which most of AngloGold's debt is pegged and the refinancing by AngloGold of its debt with lower interest rate facilities.

Accretion expense

In the six months ended June 30, 2003 AngloGold recorded an accretion expense of $3 million relating to the adoption of SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)", with effect from January 1, 2003 as described by note D "Accounting change" to the condensed consolidated financial statements contained in this interim report. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs decreased to $1 million during the six months ended June 30, 2003 from $2 million in the same period in 2002.

Profit/loss on sale of assets

The profit on sale of assets of $3 million recorded in the six months ended June 2003 relates to the sale by AngloGold of its 70 percent interest in the Jerritt Canyon Joint Venture in North America to Queenstake Resources USA Inc. and its wholly owned Amapari Project in North Brazil. The loss on sale of assets of $10 million recorded in the six months ended June 2002 relates to the sale of the investment in Normandy, during January 2002 as described by note F "(Profit)/loss on sale of assets" to the condensed consolidated financial statements contained in this interim report.

Gain on derivatives

A gain on derivatives of $39 million was recorded in the first six months of 2003 compared to a gain of $40 million in the same period in 2002 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Deferred income and mining tax expense/benefit

Deferred income and mining tax expense increased from a net tax benefit of $11 million recorded in the first six months of 2002 which included tax credits of $50 million relating to the disposal of the Free State assets, to a net tax charge of $67 million in the same period of 2003. The Free state assets were disposed of at book value, effective January 1, 2002 to Harmony Gold Mining Company Limited and African Rainbow Minerals Gold Limited ("ARM"). The increase in mining taxation charges in the first half of 2003 is also due to lower profit to revenue ratios in the South African region in the comparable period in 2002.

Cumulative effect of accounting change

AngloGold adopted SFAS 143 "Accounting for Asset Retirement Obligations (ARO's)" with effect from January 1, 2003. This resulted in a cumulative change in accounting policy effect of $6 million (net of provision for deferred taxation) reflected in the six-month period ended June 30, 2003.

Net income

As a result of the factors detailed above, net income decreased by $81 million from $187 million in the first six months of 2002 to $106 million in the same period in 2003.

Liquidity and capital resources

Net cash provided by operating activities was $224 million in the first six months of 2003, $22 million, or 11 percent, higher than $202 million for the comparable period in 2002. This is mainly the result of higher unit prices of gold which was partially offset by higher unit cash costs per ounce over the first six months of 2003 compared with the same period in 2002. A detailed discussion of the movement in net income is included under "Comparison of financial performance for six months ended June 30, 2003 and 2002" above.

Investing activities during the first six months of 2003 resulted in a net cash outflow of $123 million compared with an inflow of $159 million in the first six months in 2002. This increase in cash outflows was the net result of acquisitions and disposals of operations and the additions to property, plant and equipment. During the six months ended June 30, 2002, AngloGold received net cash consideration of $141 million for the disposal of the Free State assets in April 2002 and proceeds of $158 million for the Normandy investment it sold in January 2002.

Additional cash outflows for investing activities during the six months ended June 30, 2003 relate to capital expenditures of $126 million, compared to $118 million in the same period in 2002. A majority of total capital expenditures of $126 million recorded in the six months ended June 30, 2003 relate to the following ongoing or recently completed capital projects:

| | Six months ended June 30, | |
| | 2003 | 2002 |
	US dollar (million)	US dollar (million)
Mponeng Shaft Deepening Project	13	5
TauTona Project	6	1
Moab Khotsong	28	8
Cripple Creek & Victor Expansion	11	18
Sunrise Dam Project	-	4

Net cash used in financing activities over the first six months of 2003 amounted to $221 million, a decrease of $25 million from $246 million recorded in the comparable period of 2002, comprising normal scheduled repayments in terms of loan agreements of $51 million and drawings under various long-term loan agreements of AngloGold totaling $18 million during the first half of 2003. AngloGold made dividend payments of $190 million (82 US cents per ordinary share) in the six months ended June 30, 2003 compared with dividends of $109 million (49 US cents per ordinary share) paid in the same period in 2002, a 74 percent increase. Higher dividends were financed from higher cash generated from operations.

As a result of the items discussed above, at June 30, 2003, AngloGold had $311 million of cash and cash equivalents compared with $413 million at December 31, 2002. At June 30, 2003, AngloGold had available but undrawn a total of $302 million under its credit facilities.

During 2003, approximately $88 million of AngloGold's debt is scheduled to mature. The $400 million unsecured syndicated loan facility becomes due in May 2004. The amount drawn under this facility was $264 million as at June 30, 2003. AngloGold expects to finance the repayment of debt scheduled to mature in 2003 and 2004 from existing cash resources, cash generated from future operations and its present and future debt facilities.

Critical accounting policies

The preparation of AngloGold's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. In the six months ended June 30, 2003, the following are considered to be a change to the accounting policies that are most critical to AngloGold's results of operations, financial condition and cash flows, as disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2002.

Asset Retirement Obligations

The Company has adopted SFAS143 "Accounting for Asset Retirement Obligations (AROs)" with effect from 1 January 2003 as follows:

The statement provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operations of long-lived assets. SFAS143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction and/or the normal operation of a long-lived asset.

Under SFAS143 the fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different than the liability recorded.

The adoption of SFAS143 on January 1, 2003 resulted in an increase in Property, plant and equipment of $12 million, an increase in Provision for environmental rehabilitation of $6 million and a cumulative effect of adoption which increased net income and stockholder's equity by $6 million. No increase in Deferred income and mining tax was recorded upon the adoption of SFAS143.

Hedging overview

AngloGold manages its revenue risk through an actively directed forward sales program. At a meeting of the AngloGold board on July 30, 2003, a decision was taken to review the current hedging limit of 50 percent of five years gold production. In the light of the enduring strength of the dollar spot gold price and the stability of AngloGold's operations, it was decided to change the targeted level of forward-price commitments to 30 percent of five years production. In addition, it was confirmed that management would continue to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent. AngloGold has seldom been close to this limit and then mainly through acquisitions and debt financing of new assets where the terms of loans have required that a portion of production from these assets is sold forward.

At June 30, 2003, the net delta hedge position of AngloGold was at 8.73 million ounces, 1.55 million ounces lower than the net delta hedge position at December 31, 2002 and 17 percent lower than the net delta hedge position at 10.53 million ounces as at June 30, 2002. The marked-to-market valuation of this position at June 30, 2003 was negative $179 million.   These figures reflect the ongoing reduction in forward price commitments of AngloGold.

AngloGold's net delta open hedge position at June 30, 2003

At June 30, 2003, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.73 million ounces (at December 31, 2002: 10.28 million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2003.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$179 million at June 30, 2003 (at December 31, 2002: negative US$447 million). These values were based on a gold price of US$346 per ounce, exchange rates of R/US$7.55 and A$/US$0.6761 and the prevailing market interest rates and volatilities at the time.

At July 30, 2003, the marked-to-market value of the hedge book was a negative US$355 million based on a gold price of US$358 per ounce and exchange rates of R/US$7.37 and A$/US$0.6569 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold's hedge position as at June 30, 2003

The following table indicates AngloGold's gold hedge position at a weighted average settlement price as at June 30, 2003 (references in the table to "$" are to the US dollar and references to "A$" are to the Australian dollar):

Year	2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD							
Forward contracts — Amount (kg)		16,811	26,576	19,862	18,974	25,878	108,101
$ per oz		$311	$324	$333	$337	$355	$333
Put options purchased — Amount (kg)	1,266	3,906	757	563	728		7,220
$ per oz	$383	$376	$291	$291	$292		$354
*Delta (kg)	890	2,302	110	90	119		3,511
Put options sold — Amount (kg)	12,006	10,886					22,892
$ per oz	$328	$340					$334
*Delta (kg)	3,307	4,065					7,372
Call options purchased — Amount (kg)	1,267	572					1,839
$ per oz	$339	$360					$345
*Delta (kg)	795	256					1,051
Call options sold — Amount (kg)	16,289	9,250	16,360	14,681	14,308	54,245	125,133
$ per oz	$349	$337	$322	$329	$336	$363	$347
*Delta (kg)	8,005	5,716	11,614	10,030	9,568	35,115	80,048
RAND GOLD							
Forward contracts — Amount (kg)	4,593	11,076	9,078	4,500	4,541	3,732	37,520
Rand per kg	R60,137	R94,277	R116,891	R96,436	R114,915	R119,580	R100,843
Put options purchased — Amount (kg)	1,875	1,875	1,875	1,875			7,500
Rand per kg	R93,602	R93,602	R93,602	R93,602			R93,602
*Delta (kg)	1,125	749	575	439			2,888
Put options sold — Amount (kg)							
Rand per kg							
*Delta (kg)							
Call options purchased — Amount (kg)	1,244						1,244
Rand per kg	R77,162						R77,162
*Delta (kg)	1,244						1,244
Call options sold — Amount (kg)	5,909	4,688	4,687	4,688	2,986	11,944	34,902
Rand per kg	R100,045	R115,284	R131,944	R132,647	R173,119	R209,288	R154,391
*Delta (kg)	1,176	1,273	1,448	1,744	379	2,615	8,635
A DOLLAR GOLD							
Forward contracts — Amount (kg)	6,853	5,443	6,221	9,331	8,398	13,343	49,589
A$ per oz	A$501	A$549	A$683	A$664	A$635	A$654	A$624
Put options purchased — Amount (kg)							
A$ per oz							
*Delta (kg)							
Put options sold — Amount (kg)	933						933
A$ per oz	A$530						A$530
*Delta (kg)	705						705
Call options purchased — Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
*Delta (kg)	13		382	1,994	1,408	5,186	8,983
Call options sold — Amount (kg)	6,532						6,532
A$ per oz	A$634						A$634
*Delta (kg)	624						624
Total net gold: Delta (kg)	17,202	39,050	55,239	44,002	40,571	75,498	271,562
Delta (oz)	553,058	1,255,473	1,775,977	1,414,706	1,304,399	2,427,312	8,730,925

* The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2003.

The following table indicates the group's currency hedge position at June 30, 2003

	Year	2003	2004	2005	2006	2007	2008-2012	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount (kg)	20,000						20,000
	Rand per $	R7.97						R7.97
	*Delta ($)	5,802						5,802
A DOLLAR (000)								
Forward contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

* The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2003.

Recent developments

On May 16, 2003, AngloGold issued a cautionary announcement to shareholders in which it confirmed that the boards of Ashanti Goldfields Company Limited and AngloGold were in discussion regarding the proposed merger of the two companies at a ratio of 26 AngloGold shares for every 100 Ashanti ordinary shares and global depositary securities. These proposals may or may not lead to a proposal being made for the entire issued share capital of Ashanti. A further cautionary announcement, advising shareholders to exercise caution in dealing in AngloGold's shares was issued on June 13, 2003.

On May 23, 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Branca do Amapari, for the total consideration of $18.2 million. The Amapari project is located in the State of Amapá, North Brazil. Since acquiring the property as part of the Minorco transaction, the Company has sought to prove up additional reserve ounces in order to get it to a size and life that would justify the management resources needed to run it effectively. This was not achieved and AngloGold, on receiving a fair offer from a purchaser who could constructively turn this orebody to account, agreed to sell.

On June 6, 2003, AngloGold announced that it had finalized the sale of its 49 percent stake in the Gawler Craton Joint Venture, including the Tunkillia project located in South Australia to Helix Resources Limited. Consideration for the sale comprised cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before November 30, 2003 with an additional payment of $335,000 (A$500,000) deferred to the delineation of a mineable resource of 350,000 ounces. Helix's proposed acquisition of AngloGold's rights to the Tarcoola Project, 60 kilometres to the south, was excluded from the final agreement. This resulted in a restructure of the original agreement terms, as announced on April 8, 2003.

On July 2, 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc. effective June 30, 2003. This followed negotiations originally announced on February 27, 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalty payments. Queenstake accepted full closure and reclamation liabilities. AngloGold's shareholding represents approximately 9.2 percent of Queenstake Resources Limited's issued share capital and, although it does not currently have any intention to acquire additional shares in Queenstake, depending on the market price of Queenstake shares, general economic and industry conditions and other factors, and subject to applicable securities laws, AngloGold may either sell its shares in Queenstake or acquire additional shares.

On July 30, 2003 the directors of AngloGold declared an interim dividend of 375 South African cents (approximately 51 US cents) per ordinary share for the six months ended June 30, 2003 with a record date of August 22, 2003 and a payment date of August 29, 2003 for holders of ordinary shares and CDIs, and September 12, 2003 for holders of ADSs.

AngloGold Riches of Africa Jewellery Design Competition

A leader in gold marketing internationally, AngloGold is involved in a range of projects to increase consumer demand for gold jewellery through enhancing its image and desirability. These have included the sponsorship of a number of gold jewellery competitions, which the company has found to be an effective way of encouraging designers to experiment with new styles and techniques in gold.

When AngloGold established the Riches of Africa gold jewellery design competition in South Africa in 1998, there were further objectives in mind. These were to use the competition to enhance local skills and to support the local gold jewellery industry, and to use the event to showcase the design and goldsmithing capabilities of South Africans.

With the recent unveiling of the fifth gold jewellery collection – Riches of Africa 2003 – in Johannesburg, it seems appropriate to reflect on what has been achieved since the competition was launched. Support for the event has grown, with the number of entries growing from 204 in 1999 to 1,112 in 2003. Unquestionably, if the collections of the first and fifth competitions are compared the pieces of 2003 are more innovative, more visually arresting and definitely bolder than those of 1999.

This does not detract from the achievements of the first winners. The progress is testimony to the great value of competitions, challenging people to try ever harder to improve standards and to innovate. It is also a consequence of changes to the rules every year. These changes have been made in the interests of fine-tuning competition conditions to give entrants every chance to produce the best work possible. Important changes that have been made are the introduction of a theme; the holding of workshops for all entrants; the opening of the competition to non-jewellers, making the event accessible to people involved in all design disciplines; and the scrapping of separate categories for professionals and amateurs. The most significant development in 2003 has been to allow participants to include both white and coloured gold in their designs.

The Riches of Africa collections are exhibited throughout South Africa and abroad, either in fashion shows where they are teamed with designer garments or in exhibitions.

AngloGold is proud of the role that Riches of Africa has played in bringing the talents of South African jewellery designers and goldsmiths to the attention of a wide audience.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under "Gold market" regarding the future performance of the gold market, "Operating review – Gold production" and " – Capital expenditures" regarding the future operating performance and "Financial review – Production costs" regarding the future financial performance of AngloGold are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold's annual report on Form 20-F for the year ended December 31, 2002 which was filed with the United States Securities and Exchange Commission (SEC) on April 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: July 31, 2003   By: /s/ C R Bull

                                                       Name: C R Bull
                                                       Title: Company Secretary